FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 05, 2009

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

MINUTES NO. 158 OF SADIA S.A. BOARD OF DIRECTORS MEETING,    HELD ON FEBRUARY 4, 2009

On the fourth day of February of the year two thousand and nine, at 08:00 a.m., at its address at Rua Fortunato Ferraz, No. 365 – 2nd floor, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr.  Luiz Fernando Furlan, and upon a verification of compliance with the first paragraph or Article 16 of the Bylaws, the meeting was called to order to discuss the following:

1. CHANGE THE TITLE OF THE POSITION AND ELECT A MEMBER TO THE BOARD OF DIRECTORS:-

In conformity with the provisions under item III of Article 17 of the Bylaws, the Board of Directors resolved to change the title of the position of “Director of Finance and Corporate Development” to “Finance, Administration and Information Technology Director” and to elect Mr. José Luis Magalhães Salazar, a Brazilian citizen, married, ID Card RG No. 060.445.356-0 and Taxpayer Identification Number  (CPF) 902.518.577-00, resident and domiciled in the City of São Paulo, business address at Rua Fortunato Ferraz, 529/659 - Vila Anastácio - SP, CEP 05093-901, to the aforementioned position, effective as from his entry into office (scheduled to occur on 02.09.2009). The term of office of the newly-elected director shall expire concurrently with the terms of office of the other directors, i.e., on the date of the next Ordinary Shareholders’ Meeting.

2. CHANGE THE DUTIES AND THE TITLE OF THE POSITION OF DIRECTOR:-

As a result of the above resolution and the elimination of the interim nature of the duties of Director of Finance and Corporate Development assigned to Mr.  Welson Teixeira Júnior at the Meeting No. 148 of this Board, held on 09.25.2008, the title of the position and duties of “Director of Controllership, Investor Relations and Information Technology” are changed to “Director of Corporate Development and Investor Relations”.

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There being no further business, the meeting was adjourned to prepare these minutes, which were then signed by all Board members present.

São Paulo-SP, February 4, 2009.

Luiz Fernando Furlan (Chairman) __________________________________

Cássio Casseb Lima __________________________________

Diva Helena Furlan __________________________________

Sadia S. A. –Minutes No. 158, dated February 4, 2009

Everaldo Nigro dos Santos __________________________________

Francisco Silverio Morales Céspede __________________________________

José Marcos Konder Comparato _____________________________________

Luiza Helena Trajano Inácio Rodrigues __________________________________

Norberto Fatio ___________________________________________________

Roberto Faldini ___________________________________________________

Vicente Falconi Campos ___________________________________________